Exhibit 99.2
FREESEAS INC.
89 Akti Miaouli Street & 4 Mavrokordatou Street
185 38 Piraeus, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 14, 2008

To the Shareholders of FreeSeas Inc.:

The 2008 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), will be held at The New York Palace Hotel, 455 Madison Avenue, New York, New York 10022 at 10:00 A.M., Eastern Standard Time, on Friday, November 14, 2008 for the following purposes:

1.	To elect two directors of the Company to serve until the 2011 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.001 per share, from 40,000,000 to 125,000,000 shares, and to increase the number of authorized shares of preferred stock, par value $0.001 per share, from 5,000,000 to 20,000,000 shares;

3.	To consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Our Board of Directors has fixed the close of business on October 6, 2008 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Alexis Varouxakis
Secretary

Piraeus, Greece
October 9, 2008

All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the enclosed proxy card as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a proxy from the person in whose name their shares are registered.

PROXY STATEMENT
TIME, DATE AND PLACE OF ANNUAL MEETING
INFORMATION CONCERNING PROXY
PURPOSES OF THE ANNUAL MEETING
OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS
PROPOSAL 1: ELECTION OF DIRECTORS
PROPOSAL 2: TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK AND PREFERRED STOCK
PROPOSAL 3: TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS
OTHER BUSINESS

FREESEAS INC.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 14, 2008

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This proxy statement is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at The New York Palace Hotel, 455 Madison Avenue, New York, New York 10022 at 10:00 A.M., Eastern Standard Time, on Friday, November 14, 2008, and at any adjournments or postponements thereof pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement and the enclosed form of proxy are first being sent to shareholders is October 9, 2008. Shareholders should review the information provided herein in conjunction with our Annual Report to Shareholders, which was sent to our shareholders earlier this summer. Our principal executive offices are located at 89 Akti Miaouli and 4 Mavrokordatou Street, 185 38 Piraeus, Greece, and our telephone number is 011-30-210-452-8770.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.	To elect two directors of the Company to serve until the 2011 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.001 per share, from 40,000,000 to 125,000,000 shares, and to increase the number of authorized shares of preferred stock, par value $0.001 per share, from 5,000,000 to 20,000,000 shares;

3.	To consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on the enclosed proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominees for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. In the event a shareholder specifies a different choice by means of the enclosed proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors has set the close of business on October 6, 2008 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 21,171,329 shares of common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock eligible to vote at the Annual Meeting will be required for approval of the other proposals covered by this Proxy Statement. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of directors and certain other matters addressed at the Annual Meeting. Any such shares that are not represented at the Annual Meeting either in person or by proxy will not be counted in the vote on any matters addressed at the Annual Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

Our articles of incorporation provide that the Board of Directors be divided into three classes. Each class of directors serves a staggered three-year term. Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the 2008 Annual Meeting. Kostas Koutsoubelis and Matthew W. McCleery hold office until the 2009 Annual Meeting. Focko H. Nauta holds office until the 2010 Annual Meeting.

At the Annual Meeting, two directors will be elected by the shareholders to serve until the Annual Meeting to be held in 2011 or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that either nominee is unable or unwilling to serve if elected. If either nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominees

The persons nominated as directors are as follows:

		Position with
Name	Age	the Company	Term Expires

Dimitris Panagiotopoulos (1)	47	Director	2008

Ion G. Varouxakis	37	Chairman of the Board, Chief Executive Officer and President	2008

(1)	Member of FreeSeas’ audit, compensation, corporate governance and nominating committees.

Dimitrios Panagiotopoulos joined our Board of Directors in 2007. In addition, he is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a managing director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a Bachelor of Science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is an officer of the reserves of the Hellenic Army. Mr. Varouxakis is the brother of Alexis Varouxakis, our Secretary.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL
OF THE NOMINEES FOR ELECTION AS DIRECTORS.

Committees of the Board of Directors

The committees of the Board of Directors currently established are the audit committee, the compensation committee, the corporate governance committee and the nominating committee.

Director Independence

A majority of our Board of Directors is composed of independent directors as required by Sarbanes Oxley and the applicable Nasdaq listing standards. In determining the independence of directors, the Board of Directors considered information regarding the relationships between each director and his family and the Company. The Board of Directors made its determinations under the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the Nasdaq listing requirements, the Board of Directors made a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board of Directors reviewed and discussed information provided by the directors and the Company with regard to each director’s business and personal activities as they may relate to the Company and the Company’s management. After reviewing the information presented to it, the Board of Directors concluded that Matthew W. McCleery, Focko Nauta and Dimitrios Panagiotopoulos satisfied the Nasdaq standards of independence.

Audit Committee

The audit committee is currently composed of Focko Nauta, Chairman of the committee, Matthew W. McCleery and Dimitrios Panagiotopoulos. The audit committee’s functions include overseeing the integrity of our financial statements, our compliance with legal and regulatory requirements, and the selection and qualifications of our independent auditors. In this oversight capacity, the audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent auditors, including their recommendations to improve the system of accounting and internal controls.

The Board of Directors has adopted a written charter for the audit committee. The audit committee is composed of outside directors who are not officers or employees of the Company or its subsidiaries. In the opinion of the Board of Directors, all of the members of the audit committee are “independent” as that term is defined in the Nasdaq listing requirements and the Commission’s rules and regulations and these directors are independent of management and free of any relationships that would interfere with their exercise of independent judgment as members of the audit committee. Additionally, the audit committee includes at least one member who has been determined by the Board of Directors to meet the qualifications of an “Audit Committee Financial Expert” in accordance with the Commission’s rules. The Board of Directors has designated Focko Nauta as our “Audit Committee Financial Expert.”

PriceWaterhouseCoopers S.A., our independent auditor, reports directly to the audit committee. The audit committee, consistent with Sarbanes Oxley and the Commission’s rules adopted thereunder, meets with management and the auditors prior to the filing of our periodic reports.

Compensation Committee

The compensation committee is currently composed of Matthew W. McCleery, Focko Nauta and Dimitrios Panagiotopoulos. The compensation committee reviews and approves the compensation of our executive officers and administers our Amended and Restated 2005 Stock Incentive Plan.

Corporate Governance Committee

The Corporate Governance committee is currently composed of Matthew W. McCleery, Focko Nauta and Dimtrios Panagiotopoulos. The corporate governance committee is responsible for evaluating our governance and the governance of our Board and its committees; monitoring our compliance and that of the Board and its committees with our corporate governance guidelines; evaluating our corporate governance guidelines and reviewing those matters that require the review and consent of the independent directors of the Board and that are not otherwise within the responsibilities delegated to another committee of the Board.

Nominating Committee

Our nominating committee is currently composed of Matthew W. McCleery, Focko Nauta and Dimitrios Panagiotopoulos. The nominating committee assists the Board of Directors, on an annual basis, by identifying individuals qualified to become Board members, and recommending to the Board the director nominees for the next Annual Meeting of Shareholders. The nominating committee nominated the directors who are standing for re-election at the 2008 Annual Shareholders’ Meeting.

The nominating committee has determined that it will consider a number of factors in evaluating candidates for the Board of Directors, including but not limited to: the history of the candidate in conducting his/her personal and professional affairs; the candidate’s judgment and business experience with related businesses or other organizations of comparable size; and the knowledge and skills the candidate would add to the Board of Directors and its committees, including the candidate’s knowledge of accounting and financial reporting requirements.

The nominating committee will consider a candidate recommended by a shareholder, provided that the shareholder mails a recommendation to the Company not less than 120 days nor more than 180 days prior to the one-year anniversary of the mailing date of the proxy materials for the immediately preceding annual meeting of shareholders, or any such later deadline as may be required in applicable rules promulgated by the U.S. Securities and Exchange Commission regarding the solicitation of proxies, that contains the following: the recommending shareholder’s name and contact information; the candidate’s name and contact information; a brief description of the candidate’s background and qualifications; a statement by the candidate that the candidate is willing and able to serve on the Board of Directors; and a brief description of the recommending shareholder’s ownership of FreeSeas’ common stock and the term during which such shares have been held. The nominating committee may conduct an independent investigation of the background and qualifications of a candidate recommended by a shareholder, and may request an interview with the candidate. When the nominating committee determines not to recommend that the Board of Directors nominate a candidate, or the Board determines to nominate or not to nominate a candidate, the nominating committee will notify the recommending shareholder and the candidate of the determination.

PROPOSAL 2: TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES
OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES
OF COMMON STOCK AND PREFERRED STOCK

The Board of Directors has approved, and the Company is seeking approval by the shareholders of, an amendment to Paragraph D of the Company’s Amended and Restated Articles of Incorporation that: (i) increases the number of shares of common stock that the Company is authorized to issue from 40,000,000 shares to 125,000,000 shares, and (ii) increases the number of shares of preferred stock that the Company is authorized to issue from 5,000,000 shares to 20,000,000 shares. The full text of the proposed amendment is attached to this proxy statement as Appendix 1, and the following description is qualified in its entirety by reference to Appendix 1.

The Company desires to increase the number of authorized shares of common and preferred stock to provide us with the flexibility to structure equity financings, raise capital, authorize stock splits, pay dividends, expand through acquisitions, joint ventures and strategic alliances and to otherwise meet corporate needs, while avoiding the delay and expense of calling a special shareholders’ meeting to authorize the issuance of stock. The Company filed a “shelf registration” in the spring of 2008 and may consider a future capital raise, depending on market conditions and the Company’s capital needs at the time. Although the Company currently has no agreements, commitments or plans for the issuance of additional shares of common stock or preferred stock, opportunities may arise that require the Board of Directors to act quickly, such as companies and/or vessels becoming available for acquisition or favorable market conditions for acquisitions, capital financing or public offerings. This flexibility is important to the Company’s future growth. The Board of Directors believes that the authorization to issue additional shares of common stock and preferred stock is necessary to enhance the Company’s ability to respond to these and similar opportunities.

Each additional share of the Company’s common stock authorized by the amendment will have the same rights and privileges as each share of common stock currently authorized or outstanding. The holders of common stock have no preemptive rights. Authorized but unissued shares of the Company’s common stock, including the shares of common stock covered by this proposal, may be issued at such times, for such purposes and for such consideration as the Board of Directors may determine to be appropriate without further authority from or approval by the shareholders of the Company, except as may be required by applicable law or as the Board of Directors deems advisable.

Each additional share of the Company’s preferred stock authorized by the amendment will be available for designation by the Board of Directors, in their discretion. The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the preferred stock in one or more classes or series, specifying the number of shares to be included in the class or series, the distinguishing designations of each class or series, and the preferences, limitations and relative rights applicable to each class or series, without further authorization by the Company’s shareholders, subject to the limitations of applicable law and regulation. The express authority of the Board of Directors with respect to each class or series will include, without limitation, the right to determine: redemption price or prices and timing; dividend rates (which may be cumulative or non-cumulative), conditions and timing, as well as preferences in relation to the dividends payable on any other class or series; rights upon the dissolution or any distribution of the assets of the Company; conversion or exchange rights, including the price or prices and rates of conversion or exchange and adjustments, if any; limitations on the issuance of additional shares of such class or series or shares of any other class or series of preferred stock; voting rights; and other preferences, powers, qualifications, rights and privileges, all as the Board of Directors may deem advisable and as are not inconsistent with law and the provisions of the Amended and Restated Articles of Incorporation.

The authorization of additional shares of common stock and preferred stock may also have the effect of delaying or preventing a change in control of the Company. Shares of authorized and unissued common stock and preferred stock could be issued (within the limits imposed by applicable law) in one or more transactions which could make a change in control of the Company more difficult and therefore less likely. Any issuance of additional shares of common stock or preferred stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of common stock and preferred stock and could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of the Company or to remove incumbent management. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not believe is in the best interests of the Company or its shareholders, the Board of Directors will have the ability to quickly issue additional shares of common stock or preferred stock, at a low price, with certain rights, preferences and limitations that make the proposed takeover attempt more difficult to complete. Additionally, the Board of Directors will have the ability to issue additional shares of common stock or preferred stock to individuals that would oppose such a transaction. As a result, management may be able to retain its position more easily. The Board of Directors, however, does not intend to issue any additional shares of common stock or preferred except on terms that the Board of Directors deems to be in the best interest of the Company and its shareholders. Shares of preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a “poison pill.”

The authorization of additional shares of preferred stock allows the Company to offer substantially more equity that is potentially less dilutive of the relative equity value of the holders of the Company’s common stock than would be the case if additional shares of common stock were issued. Preferred stock can also be subject to redemption, which further limits dilution.

Notwithstanding the foregoing, the issuance of additional shares of common stock and preferred stock may have certain adverse effects upon the current holders of the Company’s common stock. The approval of the proposed amendment will result in a greater number of shares of common stock available for issuance. Because there are no preemptive rights with respect to either the common stock or the preferred stock, shareholders may experience a significant reduction in their shareholders’ interest with respect to earnings per share, voting, liquidation value and book and market value per share if the additional authorized shares of common stock or preferred stock are issued, other than through a proportional issuance, such as a stock split or stock dividend. Also, the issuance of additional shares of common stock or preferred stock that is convertible into common stock will increase the number of outstanding shares and would dilute the percentage ownership of existing shareholders. Further, the issuance of preferred stock with disproportionately high voting rights generally or with respect to particular matters will adversely affect the voting power of holders of common stock. Finally, shares of preferred stock generally are preferred to common stock with respect to dividend rights and distributions in the event of liquidation. As a result, holders of the Company’s common stock may not receive any dividends or distributions in the event of liquidation until satisfaction of any dividend or liquidation preference granted to holders of issued and outstanding shares of preferred stock.

The authorization of additional shares of preferred stock may also benefit present management. A potential acquiror may be discouraged from attempting a takeover because the Board of Directors possesses the authority to issue preferred stock. Thus, management may be able to retain its position more easily. The Board of Directors, however, does not intend to issue any preferred stock except on terms that the Board of Directors deems to be in the best interest of the Company and its shareholders.

This proposal is not in response to any attempt to acquire control of the Company, nor is the Company aware of any such attempt. Further, it is not an effort by management of the Company to make it more difficult to replace incumbent management. Finally, this proposal is not part of a plan by the Company to adopt a series of anti-takeover measures, nor does the Company have any present intention of proposing the adoption of additional anti-takeover measures in the future. Although this proposal has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt, nevertheless shareholders should be aware that approval of this proposal could facilitate future efforts by the Company to deter or prevent changes in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over then current market prices.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE
AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION.

PROPOSAL 3: TO RATIFY THE SELECTION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of PriceWaterhouseCoopers S.A., an independent registered public accounting firm, has served in such capacity for us since 2005. The audit committee has selected PriceWaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

Shareholder approval is not required for the appointment of PriceWaterhouseCoopers S.A., because the audit committee is responsible for selecting auditors. However, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made as to what action the Board of Directors or the audit committee would take if shareholders do not approve the appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO
RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of the proxy statement may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy statement to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy statement to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive a separate copy of the proxy statement, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 89 Akti Miaouli Street and 4 Mavrokordatou Street, 185 38 Piraeus, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

Alexis Varouxakis
Secretary

Pireaus, Greece
October 9, 2008

APPENDIX 1

AMENDMENT
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
FREESEAS INC. (THE “CORPORATION”)

PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATION ACT

I, Ion G. Varouxakis, the President of the Corporation, for the purpose of amending the Articles of Incorporation of the Corporation, hereby certify:

1.	The name of the Corporation is: FreeSeas Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of April, 2004 and were amended and restated in their entirety as of the 26th day of April, 2005.

3.	The Paragraph D of the Articles of Incorporation is deleted in its entirety and replaced with the following:

“D.	The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is one hundred forty-five million (145,000,000) consisting of the following:

(1)	The Corporation is authorized to issue one hundred twenty-five million (125,000,000) registered shares of common stock with a par value of US $0.001 per share.

(2)	The Corporation is authorized, without further vote or action by the shareholders, to issue twenty million (20,000,000) registered preferred shares with a par value of US $0.001 per share. The Board of Directors of the Corporation shall have the authority to establish such series of preferred shares and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares.”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by a majority of the shareholders of the Corporation at an annual meeting of the shareholders of the Corporation held on November 14, 2008.

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on this           day of          , 2008.

Ion G. Varouxakis, President